ORCKIT LOGO

                    Orckit Communications Reports 2006 Fourth
                          Quarter and Year-end Results

TEL AVIV, Israel, February 7 -- Orckit Communications Ltd. (Nasdaq: ORCT) today reported results for the fourth quarter and year ended December 31, 2006.

Revenues in the fourth quarter of 2006 were $9.0 million compared to $33.4 million in the quarter ended December 31, 2005 and $15.0 million in the previous quarter ended September 30, 2006.

Net loss for the quarter ended December 31, 2006 was $1.9 million, or $(0.12) per share, compared to net income of $7.6 million, or $0.45 per diluted share, for the quarter ended December 31, 2005 and net income of $1.0 million, or $0.06 per diluted share, for the previous quarter ended September 30, 2006.

Revenues for the year ended December 31, 2006 were $63.6 million compared to $101.2 million for the year ended December 31, 2005. Net income for the year ended December 31, 2006 was $5.2 million, or $0.31 per diluted share, compared to net income of $22.2 million, or $1.30 per diluted share, for the year ended December 31, 2005.


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Key highlights for the quarter:

- Product evaluations of CM-100 Packet Transport Systems continued with several carriers, primarily in Asia. Commercial selections by these carriers are expected to occur in 2007.

- Corrigent continued to invest resources in the design and development of new innovative releases for its Packet Transport Solution addressing sophisticated packet aware transport platforms.

Izhak Tamir, President of Orckit, commented, "In 2006, we further established our market position through ongoing product evaluations with prominent telecom carriers. We enhanced our CM product offering, making it a more robust metro transport solution for converged voice, data and video service network architecture. In 2007, we plan to continue to promote our product architecture with targeted telecom carriers, while focusing our development efforts on the release of highly innovative products for the emerging area of converged metro carrier networks. Our family of products is designed to target very high bandwidth-intensive applications such as High-Definition IPTV and 3.5G wireless video services, as well as other video applications."

Mr. Tamir continued, "We are awaiting final plans from KDDI, our most significant customer, with respect to its network build up for its 2007 fiscal year, which begins in April 2007. We believe that we are well positioned to benefit from the continued growth in KDDI's subscriber base for advanced data and video services over both cellular and wireline networks."

Mr. Tamir concluded: "We are encouraged by the interest in Corrigent's CM product offering. We see potential from carriers in Asia and Europe, as well as North America, that are looking for metro product solutions with the ability to converge TDM and data services at ultra high-bandwidth over a unified platform. While other telecom equipment suppliers have recently begun to address converged transport product architecture, we believe that our innovative, comprehensive product offering is well positioned in the high-capacity packetized transport solutions market. We are looking forward to several product selection processes by telecom carriers that are expected to conclude in 2007."

Outlook and Guidance

For the quarter ending March 31, 2007, we expect revenues to be approximately $4.0 million, net loss to be approximately $6.3 million and net loss per share to be approximately $(0.40).

Conference Call
Orckit  Communications  will host a  conference  call on  February  7, 2007, at 11 a.m.  EST.  The call can be accessed by dialing 1-800-322-9079  in  the
United  States  and  1-973-582-2717   internationally.   A  replay  of  the
call will be available at http://www.orckit.com. A replay of the call will be also available through February 14, 2007 at 11:59 p.m. at 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access this replay, enter the following code: 8285412.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area.
For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                                TABLES TO FOLLOW




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


                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (US$ in thousands, except per share data)

                                                            Three Months Ended                             Year Ended
                                                               December 31                                December 31
                                                      2006                    2005                2006                    2005
                                                      ----                    ----                ----                    ----


Revenues                                        $       9,022           $       33,403      $      63,648           $     101,247

Cost of revenues                                        3,901                   17,150             30,219                  51,872
                                                       ------                   ------             ------                  ------
Gross profit                                            5,121                   16,253             33,429                  49,375

Research and development expenses, net                  3,692                    4,257             15,554                  16,147

Selling, marketing, general and
administrative expenses                                 4,216                    4,866             16,017                  16,086
                                                       ------                   ------             ------                  ------
Total operating expenses                                7,908                    9,123             31,571                  32,233
                                                       ------                   ------             ------                  ------
Operating income (loss)                                (2,787)                   7,130              1,858                  17,142

Financial income, net                                     892                      495              3,346                   2,636

Other income                                                0                        0                  0                   2,448
                                                       ------                   ------             ------                  ------
Net income (loss)                               $      (1,895)           $       7,625      $       5,204           $      22,226
                                                       ======                   ======             ======                  ======
Net income (loss) per share - basic             $       (0.12)           $        0.53      $        0.34           $        1.59
                                                       ======                   ======             ======                  ======
Net income (loss) per share - diluted           $       (0.12)           $        0.45      $        0.31           $        1.30
                                                       ======                   ======             ======                  ======
Weighted average number of shares
outstanding - basic                                    15,644                   14,400             15,419                  13,984
                                                       ======                   ======             ======                  ======
Weighted average number of shares
outstanding - diluted                                  15,644                   16,334             16,606                  16,345
                                                       ======                   ======             ======                  ======



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                           ORCKIT COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                               (US$ in thousands)

                                                                                  December 31                 December 31
                                                                                      2006                        2005
                                                                                      ----                        ----

     ASSETS

Current assets:

    Cash and short term marketable securities                                    $           46,011           $          45,379
    Trade receivables                                                                         1,581                         702
    Other receivables                                                                         2,077                       1,520
    Inventories                                                                               3,464                       3,330
                                                                                             ------                      ------
          Total  current assets                                                              53,133                      50,931

Long term marketable securities                                                              40,561                      72,381
Severance pay fund                                                                            3,173                       2,894
Property and equipment, net                                                                   2,490                       3,740
                                                                                             ------                      ------
          Total  assets                                                          $           99,357           $         129,946
                                                                                             ======                      ======

      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                                               $            4,907           $           9,282
    Accrued expenses and other payables                                                      10,134                      19,173
    Deferred income                                                                           3,196                      28,736
                                                                                             ------                      ------
          Total current liabilities                                                          18,237                      57,191

Long term liabilities :

    Accrued severance pay                                                                     4,257                       3,689
                                                                                             ------                      ------
          Total liabilities                                                                  22,494                      60,880

Shareholders' equity                                                                         76,863                      69,066
                                                                                             ------                      ------
          Total  liabilities and shareholders' equity                            $           99,357           $         129,946
                                                                                             ======                      ======

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